EXHIBIT 4.5


                          SECOND SUPPLEMENTAL INDENTURE


     SECOND SUPPLEMENTAL INDENTURE (this "Supplemental Indenture") dated as of May 26, 1999 among Avado Brands, Inc., a Georgia corporation (the "Company"), and SunTrust Bank, Atlanta, a Georgia banking corporation, as Trustee (the "Trustee").


                                   WITNESSETH:


     WHEREAS, in accordance with Section 9.2 of the Indenture relating to the 9 3/4 % Senior Notes due 2006 of the Company (the "Notes"), dated as of May 1, 1996, as amended by a First Supplemental Indenture dated as of June 29, 1998 (as so amended, the "Indenture"), the Trustee, the Company, and the Holders of at least a majority in principal amount at maturity of the Notes outstanding as of the date hereof desire to amend certain terms of the Indenture as described below; and

     WHEREAS, all things necessary to make this Supplemental Indenture a valid supplement to the Indenture according to its terms and the terms of the Indenture have been done;

     NOW, THEREFORE, the parties hereto agree as follows:

     SECTION 1. Certain Terms Defined in the Indenture and the Notes. All capitalized terms used herein without definition herein shall have the meanings ascribed thereto in the Indenture or the Notes, as the case may be.

     SECTION 2. Amendments to the Terms of the Notes. The terms of the Notes are hereby amended as follows:

     (a) Amendment of "Limitation on Indebtedness" Covenant. The "Limitation of Indebtedness" covenant is hereby amended by (i) deleting the "and" at the end of clause (vi); (ii) deleting the "." at the end of clause (vii) and substituting "; and" therefor; and (iii) adding a new clause (viii) to read as follows:

     "(viii) Indebtedness of the Company and Restricted Subsidiaries of the Company who have executed Subsidiary Guarantees not to exceed $100 million at any time outstanding under notes that are subordinated in right of payment to the Notes and that do not mature prior to June 1, 2006."

     (b) Amendment of "Limitation on Restricted Payments" Covenant. The second paragraph of the covenant "Limitation on Restricted Payments" is hereby amended to read in its entirety as follows:

     "The foregoing provision shall not take into account, and shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance, or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, permitted refinancing indebtedness; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of the Company; (iv) the acquisition of Junior Indebtedness of

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the  Company  in  exchange  for,  or out of the  proceeds  of,  a  substantially concurrent offering of, shares of the Capital Stock of the Company, (other than Redeemable Stock); (v) the purchase, redemption, acquisition, cancellation, or other retirement for value of shares of Capital Stock of the Company, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or
beneficiaries  under  their  estates),  upon  death,   disability,   retirement,
termination of employment, or pursuant to any agreement under which such shares of stock of related rights were issued; (vi) payments or distributions pursuant to or in connection with a consolidation, merger, or transfer of assets that
complies  with  the   provisions   of  the  Indenture   applicable  to  mergers,
consolidations, and transfers of all or substantially all of the property and assets of the Company; (vii) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of the Company's common stock for an aggregate amount not to exceed $100,000,000; or (viii) Restricted Payments up to an aggregate amount that, when added to the aggregate amount previously expended for Restricted Payments after the date of the Indenture (other than those allowed under other clauses of this paragraph), does not exceed the aggregate amount allowable under the restriction set forth in the clause (C) of the foregoing provision, treating, for the purpose of such clause (C), $50 million of the aggregate net proceeds received by the Company from the sale by Avado Financing I (formerly Apple South Financing I) of Term Convertible Securities, Series A in March, 1997 as aggregate net proceeds from the issuance and sale to a person who is not a Subsidiary of the Company of Capital Stock of the Company that is not Redeemable Stock; provided that, except in the case of clauses (i),
(iii) and (vii), no Default or Event of Default (as defined below) shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein."

     SECTION 3. Governing Law. The laws of the State of New York shall govern this Supplemental Indenture.

     SECTION 4. Counterparts. This Supplemental Indenture may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     SECTION 5. Ratification. Except as expressly amended hereby, each provision of the Indenture shall remain in full force and effect and, as amended hereby, the Indenture is in all respects agreed to, ratified and confirmed by each of the Company and the Trustee.

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     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental
Indenture to be duly executed as of the date first above written.


                               AVADO BRANDS, INC.



                               By:  _________________________________
                                    Title:



                               SUNTRUST BANK, ATLANTA,
                               As Trustee



                               By: _________________________________
                                   Title:





     Exhibits and schedules to this agreement are not filed pursuant to Item 601(b)(2) of SEC Regulation S-K. By the filing of this Form 10-Q, the Registrant hereby agrees to furnish supplementaly a copy of any omitted exhibit or schedule to the Commission upon request.


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